UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
Commission File Number: 001-12227
The Shaw Group Inc. 401(k) Plan
(Full Title of the Plan)
The Shaw Group Inc.
(Name of Issuer)
4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN
DECEMBER 31, 2008 AND 2007
BATON ROUGE, LOUISIANA

2322 Tremont Drive — Baton Rouge, La 70809
178 Del Orleans Avenue, Suite C — Denham Springs, LA 70726
Phone: (225) 928-4770 FAX: (225) 926-0945
www.htbcpa.com
Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan
Baton Rouge, Louisiana
We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Respectfully submitted,
Baton Rouge, Louisiana
June 19, 2009

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments, at Fair Value:
Common Collective Trust Fund	$127,656,884	$103,107,623
Mutual Funds	264,075,692	385,498,530
The Shaw Group Inc. Stock Fund	32,233,198	57,741,890
Loans to Participants	11,190,715	9,888,173
Brokeragelink Accounts	2,307,214	1,719,427

Total Investments	437,463,703	557,955,643

Receivables:
Participants’ Contributions	4,875	2,253,619
Employer Contributions	1,011,912	629,170

Total Receivables	1,016,787	2,882,789

Total Assets, at Fair Value	438,480,490	560,838,432

LIABILITIES

Excess Contributions Payable	221,569	—

Total Liabilities	221,569	—

Net Assets Available for Benefits, at Fair Value	438,258,921	560,838,432

Adjustment from Fair Value to Contract Value for Fully Benefit — Responsive Investment Contracts	5,180,363	781,725

Net Assets Available for Benefits	$443,439,284	$561,620,157

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions (Reductions) to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$17,965,659	$34,329,714

Contributions:
Participants	78,561,069	70,086,587
Employer	22,700,216	17,875,272
Rollovers	6,392,886	10,304,267

	107,654,171	98,266,126

Net Appreciation (Depreciation) in Fair Value:
Mutual Funds	(160,383,609)	(3,717,501)
The Shaw Group Inc. Stock Fund	(38,212,458)	27,882,396
Brokeragelink Accounts	(864,835)	142,626

	(199,460,902)	24,307,521

Transfers to the Plan	925,287	695,521

Total Additions (Reductions)	(72,915,785)	157,598,882

Deductions from Net Assets Attributed to:
Benefit Payments	44,393,759	50,975,907
Administrative Expenses	283,030	271,642

	44,676,789	51,247,549
Transfers from the Plan	588,299	157,666

Total Deductions	45,265,088	51,405,215

Net Increase (Decrease)	(118,180,873)	106,193,667

Net Assets Available for Benefits at Beginning of Year	561,620,157	455,426,490

Net Assets Available for Benefits at End of Year	$443,439,284	$561,620,157

     The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Note 1 — Description of Plan —
The following description of The Shaw Group Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).
General
The Plan is a defined contribution plan covering all employees not covered by a collective bargaining agreement of The Shaw Group Inc. who are age 21 or older. The entry date of the Plan is the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan, up to the maximum dollar amount allowed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.
During 2008 and 2007, on a per paycheck basis, the Company provided a matching contribution on behalf of each participant, who had completed one year of service, equal to 50% of the participant’s deferral not to exceed 6% of the participant’s compensation. During 2008 and with an effective date of January 1, 2008, the Plan was amended to change the contribution period to the plan year for the purposes of calculating the Company’s matching contributions. As a result, the Plan’s Employer Contributions Receivable includes $1,006,009 recorded for this “true-up contribution” for the 2008 plan year.
The Company may also elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2008 and 2007.
Contributions received from participants for 2008 are net of payments of $221,569 to be made in 2009 to certain participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. The amount is also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2008.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures of terminated participants’ nonvested account balances may be used to pay administrative expenses or to reduce employer contributions. Forfeited nonvested balances at December 31, 2008 and 2007 totaled $596,962 and $161,060, respectively. Employer contributions were reduced by $-0- and $818,430 by forfeitures in 2008 and 2007, respectively. Administration fees of $164,201 and $145,022 were paid from forfeited nonvested amounts in 2008 and 2007, respectively. See also Footnote 2 of the Notes to Financial Statements.
Vesting
Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and applicable earnings and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.
Loans to Participants
Loans to participants are permitted under the Plan, subject to the provisions of ERISA. Loans are limited to 50% of a participant’s vested account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.
Investment Options
Upon enrollment in the Plan, participants may direct contributions to various investment options, including a common collective trust fund, mutual funds, a unitized Company stock fund, and a self-directed brokerage option (“brokeragelink accounts”), whereby participants can elect to invest in mutual funds not offered directly by the Plan. Plan participants may change investment options and contribution percentages on a daily basis.
Payments of Benefits
Upon separation of service, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested balance.
A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.
Transfers to/from the Plan
In conjunction with the Company’s business acquisition and divestiture activities, Plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits. Mergers of acquired-company plans, Plan assets transferred out of the Plan due to divestitures, and Plan assets transferred into and out of the Plan from and to other company-sponsored qualified plans as a result of employee status changes are included in Transfers to the Plan or Transfers from the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits.

Note 2 — Voluntary Correction Program —
The Company intends to file a Voluntary Correction Program (“VCP”) request under the Employee Plans Compliance Resolution Program (Internal Revenue Procedure 2008-50) to correct the below-described operational defect.
Certain plan participants with compensation in excess of the annual compensation limits received excess allocations of matching contributions. The failure likely occurred in most plan years from 1998 through 2008. The Company is in the process of determining the number of participants and plan years that are impacted. The Company will take corrective action to remove the excess matching contributions and related earnings and losses from the accounts of current plan participants who received the excess allocations. These amounts will be transferred to the forfeiture account within the Plan. The amounts to be forfeited are not included in the forfeited amounts mentioned in Note 1 of the Notes to Financial Statements. The Plan currently provides that forfeitures are used to pay administrative expenses or to reduce future employer contributions. The Company will notify, pursuant to the VCP requirements, former participants who received distributions about the necessary corrections. The Company also will implement administrative changes to assure that the correct matching contribution limit is in place for the 2009 and later plan years.
Note 3 — Summary of Significant Accounting Policies —
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
As of December 31, 2008 and 2007, the Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund, which owned fully-benefit responsive investment contracts. As a result of the implementation of this FSP, the Plan reflected these fully benefit responsive investment contracts at fair value and recognized an adjustment from fair value to contract value of $5,180,363 and $781,725 as of December 31, 2008 and 2007, respectively, in the accompanying Statements of Net Assets Available for Benefits. The average yields of Fidelity’s Managed Income Portfolio II fund were as follows:

	2008	2007
Based on actual earnings	3.40%	4.69%
Based on interest rates credited to participants	3.48%	4.64%
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Administrative Expenses
The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Plan sponsor, they are paid out of Plan assets. No administrative expenses of the Plan were paid by the Company for the years ended December 31, 2008 and 2007.
Investments
Participants can direct all employee and employer contributions to be invested in the common collective trust fund, various mutual funds, The Shaw Group Inc. Stock Fund, and a self-directed brokeragelink account.
The common collective trust fund is valued based on the daily net asset value for the fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. Loans to participants are valued at cost, which approximates fair value.
The Shaw Group Inc. Stock Fund is a unitized fund that is measured in units rather than shares. The fund is comprised of the underlying company stock (The Shaw Group Inc.) and a short-term cash component which provides liquidity for daily trading. The closing market prices used to value investments in The Shaw Group Inc. Stock Fund were $20.47 and $60.44 at December 31, 2008 and 2007, respectively.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan provides for various investment options in any combination of the common collective trust fund, mutual funds, The Shaw Group Inc. Stock Fund, and a self-directed brokeragelink account. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Reclassifications
Certain reclassifications have been made to the 2007 amounts to conform to the 2008 financial statement presentation.

Note 4 — Fair Value Measurements —
FASB Statement No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.
The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008:
Level 1 — the fair value of mutual funds and brokeragelink accounts is based on quoted net asset values of the shares held by the Plan at year-end.
Level 2 — the fair value of the common collective trust fund is derived from the fair value of the underlying securities based on quoted market prices in active or inactive markets. The Shaw Group Inc. Stock Fund is a unitized employer stock fund comprised primarily of common stock of The Shaw Group Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Level 3 — the fair value of participant loans approximates the amortized cost of the loans because the loans are secured by each respective participant’s account balance.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common Collective Trust Fund	$—	$127,656,884	$—	$127,656,884
Mutual Funds	264,075,692	—	—	264,075,692
The Shaw Group Inc. Stock Fund	—	32,233,198	—	32,233,198
Loans to Participants	—	—	11,190,715	11,190,715
Brokeragelink Accounts	2,307,214	—	—	2,307,214

Totals	$266,382,906	$159,890,082	$11,190,715	$437,463,703

     The following table provides further details of the Level 3 fair value measurements:

Loans to Participants:
Balance, at January 1, 2008	$9,888,173
Disbursements	5,882,404
Receipts	(4,579,862)

Balance, at December 31, 2008	$11,190,715

Note 5 — Plan Termination —
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 — Investments —
The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	2008	2007
Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II (Contract Value — $132,837,247 and $103,889,348, respectively)	$127,656,884	$103,107,623

Mutual Funds:
American Funds Growth Fund	$38,221,867	$60,016,626
Fidelity Value	$17,378,974	$33,582,738
Rainier Small/Mid Cap Equity	$28,461,861	$54,882,687
PIMCO Total Return	$43,609,569	$32,016,952
Dodge & Cox Stock	$33,731,992	$57,569,440
American Funds EuroPacific Growth	$25,595,573	$41,383,040

The Shaw Group Inc. Stock Fund	$32,233,198	$57,741,890
Note 7 — Tax Status —
The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.
Note 8 — Party-in-Interest Transactions —
Certain Plan investments are held in a trust fund managed by Fidelity Management Trust Company. Since Fidelity Management Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.

Note 9 — Reconciliation of Financial Statements to Schedule H of Form 5500 —
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements, at contract value	$443,439,284	$561,620,157

Adjustments from contract value to fair value for fully benefit — responsive investment contracts	(5,180,363)	(781,725)

Net assets available for benefits per Schedule H of Form 5500	$438,258,921	$560,838,432

The following is a reconciliation of total additions per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

	2008	2007
Total additions (reductions) per the financial statements	$(72,915,785)	$157,598,882

Add: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2007 and 2006	781,725	1,942,264

Less: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2008 and 2007	(5,180,363)	(781,725)

Total additions (reductions) per Form 5500	$(77,314,423)	$158,759,421

Note 10 — Subsequent Events —
Effective January 1, 2009, the one year waiting period for the Company matching contribution has been eliminated. Additionally, during 2009, the Company eliminated the self-directed brokerage option (“brokeragelink accounts”) as an investment option and also limited the amount of future contributions to 20% participation in The Shaw Group Inc. Stock Fund.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167 PN: 001
DECEMBER 31, 2008

Identity of Issue, Borrower,			Current
or Similar Party	Description of Investment	Cost(1)	Value
*Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II	132,837,247.230 Units		$127,656,884	**
Brokeragelink Accounts	self-directed		2,307,214

Mutual Funds:
PIMCO Total Return	4,300,746.448 Units		43,609,569
Columbia Acorn USA	620,323.172 Units		10,167,097
Rainier Small/Mid Cap Equity	1,412,499.312 Units		28,461,861
Dodge & Cox Stock	453,569.883 Units		33,731,992
American Funds Growth Fund	1,880,997.376 Units		38,221,867
American Funds EuroPacific Growth	928,721.805 Units		25,595,573
Mainstay Small Cap Opportunity	590,860.497 Units		5,465,460
Fidelity Value	436,000.342 Units		17,378,974
Fidelity Freedom 2010	559,370.535 Units		5,795,079
Spartan Extended Market Index	72,373.288 Units		1,632,018
Spartan International Index	243,462.347 Units		6,510,183
Spartan U.S. Equity Index	488,788.301 Units		15,592,347
Fidelity Freedom 2040	438,228.206 Units		2,449,695
Fidelity Freedom 2005	158,130.616 Units		1,326,716
Fidelity Freedom 2015	1,200,916.356 Units		10,279,844
Fidelity Freedom 2025	1,386,550.210 Units		11,411,308
Fidelity Freedom 2035	613,175.661 Units		4,923,800
Fidelity Freedom 2050	235,651.613 Units		1,522,309

			264,075,692

*The Shaw Group Inc. Stock Fund	819,927.701 Units ***		32,233,198

*Loans to Participants	Maturities to February 2016, at interest
	rates ranging from 4.00% to 9.75%		11,190,715

Total Investments, at Fair Value			437,463,703
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			5,180,363

Total Investments			$442,644,066

*	Indicates party-in-interest to the Plan

**	Fair value, with adjustment to contract value below.

***	Units represent the combined market value of the underlying stock and the market value of the short-term cash position. At December 31, 2008, The Shaw Group Inc. Stock Fund held 1,517,140 shares of The Shaw Group Inc. common stock.

(1)	Not required as investments are participant directed.

See auditor’s report.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	THE SHAW GROUP INC. 401(k) PLAN

THE SHAW GROUP INC., PLAN ADMINISTRATOR

	By:	/s/ Clifton S. Rankin

		Name:	Clifton S. Rankin
		Title:	General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm